UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

SCHEDULE TO/A
(Amendment No. 1)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WHITE ELECTRONIC DESIGNS CORPORATION
(Name of Subject Company (Issuer))

DESERT EQUITY LP
DESERT MANAGEMENT LLC
CAIMAN PARTNERS, L.P.
CAIMAN CAPITAL GP, L.P.
CAIMAN CAPITAL MANAGEMENT, LLC
BRIAN R. KAHN
(Name of Filing Persons (Offeror))

Common Stock
(Title of Class of Securities)

963801105
(CUSIP Number of Class of Securities)

Brian R. Kahn
Desert Equity LP
5506 Worsham Court
Windermere, Florida 34786
(407) 909-8015

With a copy to:

Steven W. Vazquez, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, Florida 33602
(813) 229-2300
(813) 221-4210—Fax
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,895,000	$886.94

*
Estimated for purposes of calculating the amount of the filing fee only.  Transaction value derived by multiplying 3,740,000 shares of the subject company (number of shares sought) by $4.25 (the tender offer price per share).

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $886.94	Filing Party:	Desert Equity LP Desert Management LLC Caiman Partners, L.P. Caiman Capital GP, L.P. Caiman Capital Management, LLC Brian R. Kahn

Form or Registration No.: Schedule TO	Date Filed:	August 18, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 18, 2009 (the “Schedule TO”) by Desert Equity LP, a Delaware limited partnership (the “Purchaser”), Desert Management LLC, a Delaware limited liability company, Caiman Partners, L.P., a Delaware limited partnership, Caiman Capital GP, L.P., a Delaware limited partnership, Caiman Capital Management, LLC, a Delaware limited liability company, and Brian R. Kahn, relating to the offer by the Purchaser to purchase up to a total of 3,740,000 shares of common stock, $0.10 stated value per share (the “shares”), of White Electronic Designs Corporation, an Indiana corporation (the “Company”) for $4.25 per share in cash, net to the seller (subject to applicable withholding of U.S. federal, state and local taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.”  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or in the Schedule TO.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The following is hereby added to Item 4 of the Schedule TO:

“The information set forth in Section 7- “Effect of the Offer on the Market for the Shares” and Section 13-“Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.”

The first sentence of Section 5- “U.S. Federal Income Tax Consequences” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“The following summary is a description of the material United States federal income tax consequences relating to the participation by a Company shareholder in the Offer.”

The condition set forth in the last bullet point of Section 13- “Conditions to the Offer” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“any approval, permit, authorization, favorable review or consent of any governmental, administrative or regulatory entity, agency or authority with jurisdiction over the Offer, Purchaser or the Company shall not have been obtained on terms reasonably satisfactory to us in our reasonable judgment;”

The language that follows the last bullet point of Section 13- “Conditions to the Offer” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“which, in our reasonable judgment, in any such case, and regardless of the circumstances (except as a result of any action or inaction by us) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.”

The last paragraph of Section 13- “Conditions to the Offer” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“All conditions to the Offer must be satisfied or, other than those conditions dependent upon the receipt of governmental approvals, waived by us, prior to the expiration of the Offer.  The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right prior to the expiration of the Offer, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer.  In the event that we become aware that a condition has failed, or will necessarily fail, prior to the expiration of the Offer, we will promptly notify you, which notification may be made by a press release, whether we will waive such condition and proceed with the Offer or terminate the Offer.  In the event that we waive any such condition, we will extend the expiration of the Offer to the extent necessary for the Offer to expire no earlier than five business days from the date of our announcement of such waiver.”

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 10.	FINANCIAL STATEMENTS.
ITEM 11.	ADDITIONAL INFORMATION.

Items 7, 10, and 11 of the Schedule TO are hereby amended and supplemented as follows:

The following sentence is hereby added to the end of the first paragraph of Section 10- “Source and Amount of Funds” of the Offer to Purchase:

“There are no alternative financing arrangements or alternative financing plans in connection with the Offer.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2009

DESERT EQUITY LP

By:	DESERT MANAGEMENT LLC,
its general partner

	By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Sole Member and Manager

DESERT MANAGEMENT LLC

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn
Title:	Sole Member and Manager

CAIMAN PARTNERS, L.P.

By:	CAIMAN CAPITAL GP, L.P., its general partner

	By:	CAIMAN CAPITAL MANAGEMENT, LLC, its managing general partner

		By:	/s/ Brian R. Kahn
		Name:	Brian R. Kahn
		Title:	Managing Member

CAIMAN CAPITAL GP, L.P.

By:	CAIMAN CAPITAL MANAGEMENT, LLC, its managing general partner

	By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Managing Member

CAIMAN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn
Title:	Managing Member

BRIAN R. KAHN

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn, an individual